November 25, 2008

United States Securities
   and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-4644

RE:          Nationwide Life Insurance Company
NationwideVariable Account-II
Registration Statement on Form N-4; File No. 333-147198

Ladies and Gentleman:

Pursuant to the Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company, for itself and on behalf of its Nationwide Variable Account-II (the “Variable Account”), respectfully requests acceleration of the effective date of the registration statement for the Variable Account.  It is desired that the registration become effective on Tuesday, December 2, 2008.

The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Keith W. Hinze at (614) 677-8683 should you have any questions.

Sincerely,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ KAREN R. COLVIN
Karen R. Colvin
Vice President

Cc:           Ms. Rebecca Marquigny
Office of Insurance Products

November 25, 2008

VIA EDGAR

The United States Securities and
Exchange Commission
Judiciary Plaza
100 F Street NE
Washington, D.C. 20549-4644

Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
Registration Statement on Form N-4; File No. 333-147198

Ladies and Gentlemen:

Pursuant to the Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company, for itself and on behalf of its Nationwide Variable Account-II (the “Variable Account), respectfully requests acceleration of the effective date of the registration statement for the Variable Account.  It is desired that the registration become effective on Tuesday, December 2, 2008.

The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Keith W. Hinze at (614) 677-8683 should you have any questions.

Sincerely,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ JOHN M. KAWAUCHI
John M. Kawauchi
Vice President-Individual Investments Group

Cc:           Ms. Rebecca Marquigny
Office of Insurance Products